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SEC Mail Processing Section
FEB 27 2017
Washington DC
416

SEC FILE NUMBER
8-48109

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Osprey Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Madison Avenue, 2nd Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Crockett ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Osprey Partners, LLC ____________________, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents
As of and for the Year Ended December 31, 2016

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Osprey Partners, LLC

We have audited the accompanying statement of financial condition of Osprey Partners, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Osprey Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Osprey Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (the 'Supplemental Information') has been subjected to audit procedures performed in conjunction with the audit of Osprey Partners, LLC's financial statements. The supplemental information is the responsibility of Osprey Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Halpern & Associates, LLC

Halpern & Associates LLC
Wilton, CT
February 15, 2017

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$ 102,969
Due from affiliate	6,000
Prepaid expenses and other current assets	25,226
TOTAL ASSETS	$ 134,195

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 60,207
TOTAL LIABILITIES	60,207
MEMBERS' EQUITY	73,988
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 134,195

Osprey Partners, LLC

Statement of Operations
Year Ended December 31, 2016

REVENUE:	
Private placement income	$ 343,950
Other income	1,943
Total revenue	345,893
OPERATING EXPENSES:	
Professional fees	216,473
Salaries, commissions and other compensation costs	201,604
Insurance expense	41,763
Rent expense	39,800
Regulatory fees	32,600
Dues and subscriptions	21,231
Travel expense	19,048
Office and other	15,238
Meals and entertainment	7,813
Communications	2,231
Total expenses	597,801
NET LOSS	$ (251,908)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

Statement of Changes in Members' Equity
Year Ended December 31, 2016

MEMBER'S EQUITY, January 1, 2016	$	23,340
Capital contributions		302,556
Net loss		(251,908)
MEMBERS' EQUITY, December 31, 2016	$	73,988

Statement of Cash Flows
Year Ended December 31, 2016

OPERATING ACTIVITIES:	
Net loss	$ (251,908)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilitles	
Decrease in accounts receivable	4,530
Increase in due from affiliate	(6,000)
Increase in prepaid expenses and other current assets	(20,896)
Increase in accounts payable and accrued expenses	49,921
Net cash used by operating activities	(224,353)
FINANCING ACTIVITIES:	
Capital contributions	302,556
Net cash provided by financing activities	302,556
NET INCREASE IN CASH AND CASH EQUIVALENTS	78,203
CASH AT BEGINNING OF YEAR	24,766
CASH AT END OF YEAR	$ 102,969

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements

Notes to Financial Statements
Year Ended December 31, 2016

1. Organization and Nature of Business

Osprey Partners, LLC (the Company) was organized in the State of Connecticut in December 1994, began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 1995 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized initially to provide marketing services under written contracts with investment management organizations.

Subsequent to year end 2015, the Company entered into negotiations for the sale of the business. New ownership is awaiting FINRA's approval of the continuing membership application to effectuate the sale for regulatory purposes. During 2016 the Company's business purpose changed. The Company currently provides private placements of securities and investment banking services.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

b) Cash and Cash Equivalents
The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. There were no cash equivalents at year end.

c) Revenue Recognition
The Company provides marketing services for investment management organizations. One customer generated the full amount of the Private Placement Income reported in the Statement of Opertations for the year ended December 31, 2016.

Notes to Financial Statements
Year Ended December 31, 2016

d) Income Taxes
The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2013, 2014, 2015, and 2016.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party
The Company paid $6,000 in expenses on behalf of the Parent which remains receivable from the Parent as of December 31, 2016 and is represented as Due From Affiliate on the Statement of Financial Condition.

4. Commitments and Contingencies
The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

The Company has not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

The Company has entered into a lease for a corporate apartment commencing January 2017. The lease term will be for one year. The minimum monthly rental payments under the agreement amount to $6,995. A portion of the monthly rent payment will be paid by the Company, with the balance being paid individually by the employees.

5. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2016, the Company had net capital of $42,762 which was $37,762 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 140.8%.

7. Rule 15 C3-3
The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

8. Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2017 and February 15, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Osprey Partners, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

SCHEDULE 1

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	73,988
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(31,226)
NET CAPITAL	$	42,762
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	60,207
	$	60,207
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	37,762
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	31,741
Percentage of aggregate indebtedness to net capital		140.80%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Osprey Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which

(1) Osprey Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Osprey Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and

(2) Osprey Partners, LLC stated that Osprey Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Osprey Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Osprey Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 15, 2017

Osprey Partners, LLC.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Osprey Partners LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

   a. The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Osprey Partners LLC."

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Richard Crockett, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Title: CCO

Date: 2/16/19